Mail Stop 4561

August 29, 2008

Felipe A. Pati
President
Digital Valleys Corp.
c/o Business Filings Incorporated
6100 Neal Road, Suite 880
Reno, NV 89501

> **Re: Digital Valleys Corp.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2008**
> **File no. 333-152798**

Dear Mr. Pati:

We have limited our review of the filing noted above to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of Prospectus

1.   You state here and elsewhere in your prospectus that the selling stockholders will be offering their shares of common stock at a price of $0.05 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices. Please revise your prospectus to indicate that the selling stockholders will sell at a price of $0.05 per share until such time as your shares are the subject of quotations on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Management's Discussion and Analysis of Fiscal Condition and Results of Operations

Plan of Operation, page 19

2.   In the event that you are unable to adhere to the 12 month timetable set forth in your plan of operation, please disclose a reasonable estimate as to how long development of your product might be expected to take.

Liquidity and Capital Resources, page 21

3.   Please disclose the current rate at which you are using capital in operations. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. If not, please state the minimum period of operations you are able to fund and your plan to obtain financing for continued operations during the remainder of the twelve month period.

Description of Business

Expenditures, page 30

4.   The chart in this section indicates that you expect to spend $10,000 over the next 12 months on research and development. However, we note from your plan of operation disclosure that you expect to complete development of your software product within approximately the next 12 months. If you plan to expend $10,000 on developing your product, please set forth the basis on which you believe that this amount of funds will be sufficient for your purposes.

Part II

Undertakings, page II-4

5.   You have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which does not appear to be applicable to this transaction. Please advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendments should also include marked copies of the amended filing that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Felipe A. Pati
Digital Valleys Corp.
August 29, 2008
Page 4

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (011 972) 8-936-6000
        SRK Law Offices
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